UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40540

Atour Lifestyle Holdings Limited

(Exact name of registrant as specified in its charter)

1st floor, Wuzhong Building,

618 Wuzhong Road, Minhang District,

Shanghai, People’s Republic of China

(+86) 021-64059928

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atour Lifestyle Holdings Limited

Date: June 10, 2024	By:	/s/ HAIJUN WANG
		Name:	Haijun Wang
		Title:	Chairman of the Board of Director and Chief Executive Officer